

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

Michael Foliano
Chief Financial Officer
Acorn HoldCo, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806

>   **Re: Acorn HoldCo, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed November 12, 2021**
>   **File No. 333-259251**

Dear Mr. Foliano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2021 letter.

Form S-4/A Filed November 12, 2021

Unaudited Pro Forma Condensed Combined Financial Information, page 167

1.   Please present the weighted average shares outstanding and earnings (loss) per common share of ADVA on the face of your pro forma income statement for each of the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ADTRAN
Liquidity and Capital Resources, page 255

2.   Please ensure that the amounts presented in MD&A agree to the amounts presented on the face of your financial statements. In this regard, we note your disclosure on page 257 that

        long-term investments increased 4.7% from $80.1 million as of December 31, 2020 to $80.1 million as of September 30, 2021.

<u>Index to Consolidated ADVA Financial Statements, page F-93</u>

3.   You disclose on page 68 that ADVA published its unaudited interim consolidated financial information as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, prepared based on the recognition and measurement principles of IFRS as adopted by the European Union. We note there were no significant differences between the financial information prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU. Given that this financial information has been published, please tell us what consideration you gave to presenting ADVA's financial statements as of and for the three and nine months ended September 30, 2021 and 2020 in an amendment to the Form S-4.

     You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing